

August 26, 2010

Via Facsimile and U.S. Mail

Mr. Steve Ye
Chief Financial Officer
Solar Enertech Corp.
444 Castro Street, Suite #707
Mountain View, CA 94041

> **Re:** **Solar Enertech Corp.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed January 12, 2010**
> **File No. 000-51717**

Dear Mr. Ye:

We have reviewed your response letter dated August 23, 2010 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2009

Note 3. Summary of Significant Accounting Policies, page 35

<u>– Accounts Receivable and Allowance for Doubtful Accounts, page 39</u>

1.   We note your response to prior comment 4. As it relates to the insurance you have obtained to ensure the collectability of the accounts receivable, please clarify for us how the insurance impacted your revenue recognition. Clarify if the related sales would have met the collectability criteria for revenue recognition absent the insurance policy.

2.   Notwithstanding the above, please revise future filings to clearly disclose that the cost of the insurance on accounts receivable is recorded as selling, general and administrative costs.

3.   Further to the above, we note your statement that based on the guidance in Rule 5-03 of Regulation S-X, you concluded the amounts were not material as they represented less than 10% of Selling, General and Administrative expenses. Please explain to us why you believe analogy to Rule 5-03 of Regulation S-X is appropriate in determining whether an item is material for disclosure. In this regard, we note that Rule 5-03 of Regulation S-X refers to the 10% threshold in relation to determining whether to separately report revenue items. As such, we continue to request that you revise future filings to quantify material amounts paid to insure your outstanding accounts receivable.

4.   Similar to your response to prior comment 5, please revise future filings to clearly disclose that you extend payment terms for certain qualified customers up to 200 days. Revise your MD&A in future filings to quantify the effect of these extended payment terms on your liquidity and results of operations.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                                Sincerely,

                                                Kevin L. Vaughn
                                                Accounting Branch Chief